Exhibit 12(d)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

							Predeces-
	Successor (a)						sor (b)
	3 Months	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2015	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income Before Income Taxes	$86	$272	$257	$192	$195	$29	$167
Mark to market impact of derivative
instruments						1	(20)
	86	272	257	192	195	30	147

Total fixed charges as below	14	51	36	44	46	8	40

Total earnings	$100	$323	$293	$236	$241	$38	$187

Fixed charges, as defined:
Interest charges (c) (d)	$13	$49	$34	$42	$44	$8	$38
Estimated interest component of
operating rentals	1	2	2	2	2		2

Total fixed charges	$14	$51	$36	$44	$46	$8	$40

Ratio of earnings fixed charges	7.1	6.3	8.1	5.4	5.2	4.8	4.7

122